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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69220

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2020 (MM/DD/YY) AND ENDING 6/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Olsen Palmer LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 M Street NW, Ste 250
(No. and Street)

Washington	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Palmer — (202) 803-2676
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name -- *if individual, state last, first, middle name*)

4401 Dominion Blvd	Glen Allen	VA	23030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olsen Palmer LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

MICHAEL PAUL O'ROURKE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20214022377
MY COMMISSION EXPIRES 06/09/2025

[signature]
Notary Public

...ate of Colorado County of Arapahoe
...e foregoing instrument was acknowledged before ... this 29 day of Aug, 2021.
[signature], Notary Public
...mission Expires 06/09/25

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A copy of the Exemption Report
- [ ] (p) Independent auditor's report on Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OLSEN PALMER LLC

Financial Statement

June 30, 2021
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 069220

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

OLSEN PALMER LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Olsen Palmer, LLC
Washington, D.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Olsen Palmer, LLC, (the "Company"), as of June 30, 2021, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2015.

August 27, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

OLSEN PALMER LLC

Statement of Financial Condition
Year Ended June 30, 2021

ASSETS	
Cash and Cash Equivalents	$1,689,347
Accounts Receivable	160,000
Furniture and Equipment - net	4,033
Right of Use Assets - net	415,021
Prepaid Expenses	44,498
Other Assets	12,666
TOTAL ASSETS	$2,325,565
LIABILITIES & EQUITY	
Liabilities	
Lease Obligations	$ 457,272
Payroll Liabilities	40,136
Other Current Liabilities	64,498
Deferred Revenue	435,000
Total Liabilities	996,906
Equity	1,328,659
TOTAL LIABILITIES & EQUITY	$2,325,565

NOTE 1 – ORGANIZATION

Olsen Palmer LLC (the Company), a Delaware limited liability company was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been prepared on a consistent basis with that of the preceding period.

Credit Risks – Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Income Taxes – The Company is a limited liability company, and is treated as a partnership for federal income tax reporting. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. The Company is subject to state franchise taxes which are based on income and the financial statements include a provision for these taxes when they apply.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

At June 30, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluations as facts and circumstances may require. The Company is not currently under audit by any tax jurisdiction.

Cash and Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of June 30, 2021 that all accounts receivable are collectible. Therefore, no allowance has been established.

New Accounting Guidance – In June, 2016 the FASB issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The Company adopted the standard during 2021, under the modified respective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

Subsequent Events – Management has evaluated subsequent events through August 27, 2021, the date on which the financial statements were issued. No events have occurred since the statement of financial condition date that would have material impact on the financial statements.

Deferred Revenue – The Company's revenue is generally earned when billed or received, however, there are certain instances where the Company receives fees in advance of being earned. When fees are received in advance of being earned the Company records them as deferred revenue and then recognizes them as revenue as they are earned.

NOTE 3 – LEASES

The Company leases office space in Washington, D.C, Illinois, Colorado and Alabama under operating agreements with average remaining lease term of 3.9 years. The Company recorded an operating right of use asset and operating lease liability based on the present value of the future lease payments using a discount rate of 4.25%, the Company's estimated incremental borrowing rate. Cash paid for amounts included in the measurement of the operating lease liability was $104,580 for the year ended June 30, 2021. For the year ended June 30, 2021, right of use assets obtained in exchange for lease obligations totaled $457,272 and reductions to right of use assets resulting from reductions to lease obligations totaled $82,888. Minimum future payments under non-cancellable operating leases at June 30, 2021 for the next five years and thereafter are as follows:

2022	$121,765
2023	116,408
2024	118,824
2025	121,795
2026	20,807
	$499,599
Implied interest on lease payments	(42,327)
Total lease obligation	$457,272

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021, the Company had net capital of $1,107,462 which was $1,068,670 in excess of its required net capital of $38,792. The Company's ratio of aggregate indebtedness to net capital was 0.53 to 1.

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.

NOTE 6 – RETIREMENT PLAN

The Company maintains a 401(k) plan for employees. The company matches up to 4% of an employee's compensation.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Olsen Palmer LLC
Washington D.C.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Olsen Palmer LLC and the SIPC, solely to assist you and SIPC in evaluating Olsen Palmer LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Olsen Palmer LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Olsen Palmer LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Olsen Palmer LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Keiter

August 27, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 06/30/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69220 FINRA JUN
OLSEN PALMER LLC
2020 K ST NW STE 450
WASHINGTON DC 20006-1884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Clark Tucker (205) 721-0507

2. A. General Assessment (item 2e from page 2) $5,778

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,728)

01/27/2021
Date Paid

C. Less prior overpayment applied (576)

D. Assessment balance due or (overpayment) 2,474

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $2,474

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $2,474

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Olsen Palmer LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial & Operations Principal
(Title)

Dated the 23rd day of July, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07/01/2020
and ending 06/30/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,943,622
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Reimbursement (Deductions in excess of $100,000 require documentation)	91,703
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	91,703
2d. SIPC Net Operating Revenues	$3,851,919
2e. General Assessment @ .0015	$5,778
	(to page 1, line 2.A.)